TLX591-Tx
ProstACT Global Phase 3 study
(NCT06520345)

Part 1 results: Safety and dosimetry

March 10, 2026

ASX: TLX | NASDAQ: TLX

Illustration of TLX591-Tx
Lutetium (^{177}Lu) rosopatamab tetraxetan



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Telix Therapeutics

Presenters



Dr. Christian Behrenbruch

Managing Director and Group CEO



David N. Cade, MD

Telix Group Chief Medical Officer

Guest Speaker



Pedro C. Barata, MD*

Medical Oncologist, University Hospitals Seidman Cancer Center

Associate Professor of Medicine, Case Western Reserve University School of Medicine, Cleveland

Director of the Clinical Genitourinary Medical Oncology Research Program and the Co-Leader of the Genitourinary Disease Team

ProstACT Global Steering Committee Member and Investigator

Telix

*Independent expert speaker, not an employee of Telix. Views are speaker's own.

Telix Therapeutics | ProstACT Global

Introductory remarks

ProstACT Global Phase 3 (Part 1 Lead-in): Key findings

Primary and secondary endpoints: Safety and dosimetry

- **Study objectives met:** Confirmed safety, pharmacokinetics, dosimetry across cohorts
- **No new safety signals:** Hematologic events transient and manageable
- **Tolerability profile** supported by dosimetry and low-grade non-hematologic events
- Lesion dosimetry indicates no difference in **absorbed dose profile** across cohorts
- **No adverse drug-drug interactions** observed in TLX591-Tx combinations

Demonstrates feasibility of integrating TLX591-Tx with contemporary, global standards of care

Telix Therapeutics

1. Source: ProstACT Global Part 1 data on file.

TLX591-Tx is a novel therapy candidate for prostate cancer

Differentiated radiopharmaceutical using an antibody (mAb) to target PSMA[1]

TLX591-Tx:
Lutetium (^{177}Lu)
rosopatamab tetraxetan



Radio antibody-drug conjugate (rADC) approach addresses key unmet needs[2-5]

1. **Patient friendly two-dose regimen:** Supports compliance to treatment and ease of integration with standard of care (SOC)
2. **Safety and tolerability profile:** Low radiation to salivary glands and kidneys, transient and manageable hematologic profile
3. **Internalization and prolonged retention:** Delivering a payload to the tumor, potentially maximizing cell killing effect
4. **Supply, access, and radiation protection:** Potential real-world advantages from lower administered activity (76 mCi per dose)

Differences described are not derived from head-to-head clinical studies, cross-trial comparison should be interpreted as not being definitive.

Telix Therapeutics

1. Prostate-specific membrane antigen.
2. Sartor O, et al. Presented at: American Society of Clinical Oncology Annual Meeting 2024; TPS5115.
3. Sun M, et al. *Curr Oncol Rep.* 2021.
4. ProstACT SELECT data on file. Clinical Study Report December 2025.
5. Tagawa ST, et al. *Cancer.* 2019.

TLX591-Tx rADC versus 1st generation small molecule RLT

Key differences underpin PSMA tumor targeting, internalization, and prolonged retention

	rADC	1st generation RLT[5]
Radiopharmaceutical description	TLX591-Tx[1-4]	Small Molecule
Recommended dose	2 x 76 mCi (14 days apart)	6 x 200 mCi (6 weeks apart)[6]
Molecular weight (MW)	Antibody Large (mw ~150,000)	Small molecule (mw ~1,200)
Terminal half-life ($t_{1/2}$)	5.6 days	1.7 days
Off-target organ exposure	Liver, spleen	Salivary glands, kidneys, GI[7] tract, other sites
Route of excretion	Hepatobiliary (liver)	Renal (kidneys)



TLX591-Tx
Liver (preferred clearance organ)
Fecal excretion



Small Molecule
Salivary glands
Spleen, Liver
Kidneys, Small bowel
Bladder (urinary excretion)

Differences described are not derived from head-to-head clinical studies, cross-trial comparison should be interpreted as not being definitive.

Patient representative scans – individual results may vary.

Telix Therapeutics

1. Sartor O, et al. Presented at: American Society of Clinical Oncology Annual Meeting 2024; TPS5115.
2. Sun M, et al. *Curr Oncol Rep.* 2021.
3. Data on file. Telix Pharmaceuticals Limited.
4. Tagawa ST et al. *Cancer.* 2019.
5. Radio-ligand therapy.
6. Lu177-PSMA617. Prescribing information. 2022. Novartis Pharmaceuticals AG. Administered every 6 weeks for up to 6 treatments, solution for injection contains 200 mCi (7.4 GBq) at time of use.
7. Gastrointestinal.

Study design and patient population

ProstACT Global study design reflects global clinical practice

Allows investigator to combine TLX591-Tx with ARPI or docetaxel

Typical clinical practice following disease progression on first ARPI

Predominantly ARPI Switch[2]

Predominantly Docetaxel[3,4,5,6,7,8]



U.S.

- Largest prostate cancer market[1]
- NCCN Guidelines® allow either ARPI or docetaxel[9]
- **Real-world analysis indicates 57% of patients** receive another ARPI as next therapy[2]

Rest of World

- Guidelines support docetaxel post-progression on first ARPI

Telix Therapeutics

1. Clarivate Prostate Cancer Market Forecast, July 2025.
2. Narayan V. et al, Treatment Patterns and Survival Outcomes Among Androgen Receptor Pathway Inhibitor- Experienced Patients with Metastatic Castration Resistant Prostate Cancer, *Clin Genitourin Cancer.* 2024.
3. 2025 Canadian Urological Association-Canadian Uro-oncology Group Guideline: Metastatic castration-resistant prostate cancer.
4. 2025 ESMO Treatment Guidelines / EAU Prostate Cancer Guidelines.
5. 2025 Chinese Society of Clinical Oncology Guideline.
6. Korean Guidelines for the Management of Metastatic Prostate Cancer.
7. Japanese Clinical Practice Guidelines for Prostate Cancer 2023.
8. Fontes et al. Treatment Patterns Among Patients with advanced Prostate Cancer in Brazil: An Analysis of a Private Healthcare System Database, *World J. Oncology* 2022.
9. National Comprehensive Cancer Network® Clinical Practice Guidelines in Oncology for Prostate Cancer V3.2026.

ProstACT Global Phase 3 current status

Part 2 approved in select jurisdictions and enrolling patients
Part 1 complete, prerequisite for progression to Part 2 in U.S.[1]

- Enrolling in Australia, New Zealand, & Canada following IDMC[4] review
- Regulatory approvals obtained allowing study start in China, Singapore, South Korea, Japan[5], Türkiye, & UK

ProstACT™ Global

ClinicalTrials.gov ID: NCT06520345.



Part 1 Safety & Dosimetry Lead In
n = 30
Part 2 Randomized Expansion
n = 490
Eligible adults: mCRPC2 patients progressing on 1st ARPI
TLX591-Tx + SOC*
2 doses (76mCi)
14 days apart
Safety/ tolerability3
2:1
TLX591-Tx + SOC
2 doses (76mCi)
14 days apart
SOC change
ARPI or docetaxel
rPFS6 by BICR7
Follow-up
*abiraterone or enzalutamide docetaxel

1. Data to be submitted to FDA to seek IND amendment/Part 2 clearance.
2. Metastatic castration resistant prostate cancer.
3. Safety & tolerability reported as adverse events.
4. Independent Data Monitoring Committee review, October 2025.
5. Japanese regulator has granted approval for a Japan-specific Part 1 in nine patients, prior to commencing Part 2.
6. Radiographic progression-free survival.
7. Blinded independent central review.

Telix Therapeutics

Part 1 enrolled 36 patients each with one prior ARPI treatment

All patients received two doses of TLX591-Tx

Key observations

- No treatment-related deaths
- 32 patients remain alive
- 26 patients continuing on the study



Patients screened for eligibility (n=57)
Excluded (n=21)
• Did not meet eligibility criteria (n=18)
• Subject withdrew consent (n=1)
• Other (n=2)
Eligible for treatment (n=36)
TLX591-Tx + abiraterone (n=11)
TLX591-Tx + enzalutamide (n=11)
TLX591-Tx followed by docetaxel (n=14)
Received 2 doses of TLX591-Tx (n=11)
Received 2 doses of TLX591-Tx (n=11)
Received 2 doses of TLX591-Tx (n=14)

Telix Therapeutics

Part 1: Baseline demographics and prior treatments[1]

Majority of patients (n=36) are 2L mCRPC

Baseline age demographics

Slightly older patient population compared to other ^{177}Lu-PSMA trials[2]

- Mean age: 75 years
- Median age: 77 years
- Age range: 59 – 88 years

Prior treatments	
Setting of 1st ARPI indication, n (%)	
mCSPC[3]	10 (28)
mCRPC 1L	26 (72)
Prior ARPI therapy, n (%)	
Abiraterone	10 (28)
Apalutamide	3 (8)
Darolutamide	6 (17)
Enzalutamide	17 (47)
Prior taxane treatment in mCSPC, n (%)	
Yes	9 (25)
No	27 (75)

Other prognostic factors	
PSA[4] (ng/dL) at baseline medium range, n	
Mean	60.3
Median	18.2
ECOG performance status, n (%)	
0	19 (53)
1	17 (47)
Sites of metastases, n (%)	
Lymph Node	14 (39)
Bone (Skeletal)	17 (47)
Viscera	13 (36)

Telix Therapeutics

1. ProstACT Global Part 1 data on file. Telix Pharmaceuticals.
2. Morris et al. *Lancet* 2024.
3. Metastatic castration sensitive prostate cancer.
4. Prostate-specific antigen.

Safety

Acceptable safety profile confirmed with no new safety signals

Non-hematologic events were low grade, hematologic events were transient and manageable

Key observations

Treatment emergent adverse events (TEAE)

- Most prevalent non-hematologic adverse events were fatigue (53%), nausea (28%) and dry mouth (25%)
- Almost all TLX591-Tx related non-hematologic events were grade 1 or grade 2[2]

Hematologic events: In line with profile expected for this class of therapy

- **Grade 3** thrombocytopenia 5/36 (14%) and neutropenia 8/36 (22%) events in line with profile expected for this class of therapy; single Grade 3 anemia
- **Grade 4** thrombocytopenia 11/36 (31%) and neutropenia 9/36 (25%)

ProstACT Global Part 1 (safety TEAE)[1]

Adverse Event	Grade 1	Grade 2	Grade 3	Grade 4	Total (n)	% of N=36
Non-hematologic events						
Fatigue	10	7	2	0	19	53
Nausea	5	4	1	0	10	28
Dry mouth	9	0	0	0	9	25
Diarrhea	5	3	0	0	8	22
Back pain	4	3	1	0	8	22
Headache	4	1	0	0	5	14
Hematologic events						
Thrombocytopenia	6	6	5	11	28	78
Neutropenia	2	4	8	9	23	64
Anemia	5	10	1	0	16	44
WBC[3] decrease	0	4	6	5	15	42
Lymphopenia	0	5	8	7	20	56

Telix Therapeutics

1. ProstACT Global Part 1 data on file. Telix Pharmaceuticals.
2. One grade 3 dizziness was considered treatment-related.
3. White blood cell.

Hematological profile transient and consistent across cohorts

Platelet counts recovered consistently in all three cohorts at ~15 days post nadir

TLX591-Tx (2 doses at 76 mCi each)



Average platelet counts post-TLX591-Tx (2 doses at 76 mCi each)
Normalized Platelets (by cohort)
1.2
1
0.8
0.6
0.4
0.2
0
0
50
100
150
200
250
300
350
400
Days
Follow up ongoing
Recovery to Grade 1 or better, ~15 days post nadir
Platelet recovery to Grade 1 or better[1]
Nadir in platelet counts occurred at an average of 43 days from dose 1 of TLX591-Tx
Abiraterone
N=11
Docetaxel
N=14
Enzalutamide
N=11

Telix Therapeutics

1. G1 platelets 75,000/µL to 150,000 /µL

Telix Therapeutics | ProstACT Global

Dosimetry

Pharmacokinetic profile driven by TLX591-Tx residence time

Demonstrates sustained activity, consistent across cohorts[1]

Blood radioactivity
Concentrations-Time Profile



Geometric Mean (+/-SD) (MBq/L)
1000
100
10
1
End-of infusion (TLX591 Tx)
1 hr
4 hr
24 hr
96 hr
168 hr
360 hr
Time (hr)

Lesion activity
Concentrations-Time profile



Geometric Mean (+/-SD) (MBq/L)
1000
100
10
1
4 hr
24 hr
96 hr
168 hr
360 hr
Time (hr)

Abiraterone[2,3] Docetaxel[2,3] Enzalutamide[2,3]

Key observations

- **Predictable PK profile:** Low inter-patient variability supports reliable dosing, streamlined clinical development
- **No evidence of drug–drug interaction**: Exposure and washout kinetics were consistent across cohorts
- **Sustained tumor retention**: Lesion activity concentrations remained detectable through 15 days, demonstrating prolonged radiation exposure to the tumor

Telix Therapeutics

1. ProstACT Global Part 1 data on file. Telix Pharmaceuticals.
2. Lesion and blood activity concentrations were measured following the first TLX591-Tx dose (2.8 GBq; ~76 mCi).
3. Number of patients in abiraterone cohort (n = 11), Docetaxel (n = 13), Enzalutamide (n = 10).

PK and lesion activity analyses are based on imaging datasets provided by the imaging CRO. Demographic and safety summaries are derived from the iQVIA clinical database; differences in patient numbers reflect data availability across datasets

Organ radiation exposure is well below established safety limits

Low radiation to salivary glands and kidneys supports tolerability profile



Organ mean absorbed dose (Gy) after two cycles of TLX591-Tx (76mCi)[1]
Absorbed Dose (Gy)
80
60
40
20
0
Radiation Toxicity Thresholds for EBRT
Radiation Toxicity Thresholds for RLT
Organ mean absorbed dose (Gy) ± SD
Eyes
Salivary Glands
Thyroid
Stomach
Pancreas
Bladder
Gallbladder
Red Marrow
Small intestine
Bone
Lungs
Heart
Kidney
Spleen
Right Colon
Rectum
Left Colon
Liver

Key observations

- Liver (clearance organ), colon, rectum, spleen, kidney and red marrow mean absorbed dose (Gy) below the threshold for known radiation injury[2,3]
- Dose to organs at risk consistent with Phase 1 SELECT data

Telix Therapeutics

1. ProstACT Global Part 1 data on file. Telix Pharmaceuticals. Organ mean absorbed dose reported in (n = 33) patients. Red Marrow dose determined from blood-based assay, 1.03 ± 0.31 Gy for 2 cycles of 76 mCi.
2. Wahl RL, Normal-Tissue Tolerance to Radiopharmaceutical Therapies, the Knowns and the Unknowns, *J Nucl Med* Vol. 2021.
3. Emami et al. Tolerance of normal tissue to therapeutic irradiation. *Int J Radiat Oncol Biol Phys.* 1991.

Lesion dosimetry confirmed TLX591-Tx uptake in tumors

Meaningful absorbed dose across lesion locations and consistent across cohorts[1]

Tumor dose (Gy) after the administration of TLX591-Tx in 2 doses of 2812 MBq (76 mCi) 14 days apart

Tumor Sites	Mean	Median	Min	Max	SD
All lesions (n=132)	4.83	2.84	0.28	49.59	6.91
Bone (n=122)	5.00	2.92	0.28	49.59	7.14
Lymphatic nodes (n=8)	2.01	2.15	1.02	2.89	0.53
Soft tissue (n=2)	5.73	5.73	3.27	8.20	2.46

The mean tumor volume by site was 13.47 ± 16.22 mL for bone, 13.52 ± 15.21 mL for lymphatic tissue and 9.87 ± 0.15 mL for soft tissue lesions.

Telix Therapeutics

1. ProstACT Global Part 1 data on file. Telix Pharmaceuticals.

Patient case: TLX591-Tx plus abiraterone

64-year-old patient with metastatic disease in lymph nodes[1]


SPECT TLX591-Tx biodistribution: Single dose Distribution of TLX591-Tx over 15 days[2]
TLX591-Tx seen in the vascular space and liver
TLX591-Tx seen at metastatic sites (and liver)
Administration of one dose of TLX591-Tx
BASELINE PET MAR 25
4 hours
24 hours
96 hours
168 hours
360 hours*
*

Telix Therapeutics

Patient representative scans – individual results may vary.
Images are non-quantitative

1. Subcarinal, right upper para-tracheal, abdominal, pelvic lymph nodes.
2. ProstACT Global Part 1 data on file. Telix Pharmaceuticals.

Patient case: TLX591-Tx sequenced with docetaxel

83-year-old patient with bony metastatic lesions[1]

SPECT TLX591-Tx biodistribution: Single dose Distribution of TLX591-Tx over 15 days[2]


TLX591-Tx seen in the vascular space and liver
TLX591-Tx seen at metastatic sites (and liver)
Administration of one dose of TLX591-Tx
BASELINE PET MAR 25
4 hours
24 hours
96 hours
168 hours
360 hours*

Telix Therapeutics

1. Thoracic vertebrae, ribs.
2. ProstACT Global Part 1 data on file. Telix Pharmaceuticals.

Patient representative scans – individual results may vary.
Images are non-quantitative

Summary

Summary: ProstACT Global Part 1

TLX591-Tx plus standard of care has acceptable safety and favorable dosimetry[1]

- **Acceptable and manageable safety and tolerability** demonstrated across combination cohorts, no new safety signals or adverse drug-drug interactions
- **Low radiation exposure to salivary glands and kidneys** support acceptable tolerability profile
- **Pharmacokinetics supports sustained activity at 15 days**, imaging shows prolonged tumor retention
- **Patient friendly two dose regimen** supports compliance to treatment and ease of integration with standard of care (SOC)



Telix Therapeutics

1. ProstACT Global Part 1 data on file. Telix Pharmaceuticals.

Investor Relations Contacts:

Kyahn Williamson (Global)
SVP Investor Relations and Corporate Communications
kyahn.williamson@telixpharma.com

Telix Investor Relations (U.S.)
Ms. Annie Kasparian
Director Investor Relations and Corporate Communications
annie.kasparian@telixpharma.com

Telix Investor Relations (Australia)
Ms. Charlene Jaw
Associate Director Investor Relations
charlene.jaw@telixpharma.com


Illustration of TLX591-Tx
Lutetium (^{177}Lu) rosopatamab tetraxetan